

PACIFIC SELECT FUND

Branch 29

40-33

ROBIN S. YONIS
Vice President
General Counsel
Phone: (949) 219-6767
Fax: (949) 719-0804
Robin.Yonis@PacificLife.com

December 1, 2010

BY COURIER OR OVERNIGHT DELIVERY

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Document Filed with Respect to Pacific Select Fund (File No. 811-5141

Dear Sirs:

Enclosed for filing on behalf of the registered investment company captioned above, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Answer and Affirmative Defenses, dated November 23, 2010, in *Pacific Select Fund v. The Bank of New York Mellon and BNY Mellon, N.A.*, (U.S.D.C., C.D. Cal.) (Case No. SACV10-00198-JST (ANx)).

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the envelope provided. Thank you.

Sincerely,

Enclosures

Jonathan D. Schiller *(Pro Hac Vice)*
jschiller@bsfllp.com
BOIES, SCHILLER & FLEXNER LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
Telephone: (212) 446-2300
Facsimile: (212) 446-2350

David Shapiro (CSB # 219265)
dshapiro@bsfllp.com
Kieran Ringgenberg (CSB # 208600)
kringgenberg@bsfllp.com
BOIES, SCHILLER & FLEXNER LLP
1999 Harrison St., Suite 900
Oakland, CA 94612
Telephone: (510) 874-1000
Facsimile: (510) 874-1460

David L. Zifkin (CSB # 232845)
dzifkin@bsfllp.com
BOIES, SCHILLER & FLEXNER LLP
225 Santa Monica Blvd., 11th Floor
Santa Monica, CA 90401
Telephone: (310) 395-5800
Facsimile: (510) 874-1460
Attorneys for Defendants

BOIES, SCHILLER & FLEXNER LLP
OAKLAND, CALIFORNIA

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA
SOUTHERN DIVISION

PACIFIC SELECT FUND, Plaintiff, v. THE BANK OF NEW YORK MELLON, a New York state chartered bank, and BNY MELLON, N.A., a nationally-chartered bank, Defendants.	NO. SACV10-00198-JST (ANx) ANSWER AND AFFIRMATIVE DEFENSES Honorable Josephine S. Tucker

1 BNY Mellon, N.A. and The Bank of New York Mellon by and through
2 undersigned counsel, for its answer to Plaintiff's Complaint states as follows:
3 This answer is based upon the information currently available to
4 Defendants, and Defendants reserve the right to amend this answer to the extent
5 permitted by the Federal Rules of Civil Procedure.[1]
6 1. Defendants lack knowledge or information sufficient to form a belief
7 about the truth of the allegations in Paragraph 1.
8 2. Defendants lack knowledge or information sufficient to form a belief
9 about the truth of the allegations in Paragraph 2.
10 3. Defendants lack knowledge or information sufficient to form a belief
11 about the truth of the allegations in Paragraph 3.
12 4. Defendants admit the first sentence of Paragraph 4. Defendants admit
13 that Mellon Bank, N.A. and The Bank of New York Mellon received
14 compensation for their services, the calculation of which is governed by the Third
15 Party Securities Lending Authorization Agreement, and Defendants refer to that
16 agreement for the complete explication thereof. Defendants deny the remaining
17 allegations of Paragraph 4.
18 5. Defendants admit that Mellon Bank, N.A. and The Bank of New York
19 Mellon, as successor to Mellon Bank, N.A., facilitated the loan of securities
20 owned by PSF to third-party borrowers in return for cash collateral pursuant to
21 the terms of the Securities Lending Agreement, and refer to that agreement for the
22 terms thereof. Defendants deny the remaining allegations of Paragraph 5.
23 6. Defendants admit that the language quoted in Paragraph 6 appears in the
24 Third Party Securities Lending Authorization Agreement and refers to the
25
26

27 [1] The Complaint contains numerous headings, which are not allegations and do not require a response from Defendants. To the extent that any headings are
28 construed as allegations, they are denied.

referenced agreement for its full and complete content. Defendants deny the remaining allegations of Paragraph 6.

7. Defendants admit that the Third Party Securities Lending Authorization Agreement included Investment Guidelines which contain the listed key objectives. Defendants deny the remaining allegations of Paragraph 7.

8. Defendants admit that Sigma Finance, Inc. is or was a Delaware corporation and that Sigma Finance Corporation is or was organized under the laws of the Cayman Islands. Defendants deny the remaining allegations of Paragraph 8.

9. Defendants deny the allegations of Paragraph 9.

10. Defendants deny the allegations of Paragraph 10.

11. Defendants aver that no response is required to Paragraph 11 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response to Paragraph 11 is required, Defendants admit a meeting with Pacific Select Fund on or about December 18, 2007. Defendants deny the remaining allegations of Paragraph 11.

12. Defendants aver that no response is required to Paragraph 12 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 12.

13. Defendants aver that no response is required to Paragraph 13 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 13.

14. Defendants aver that no response is required to Paragraph 14 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph

14.

15. Defendants aver that no response is required to Paragraph 15 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 15.

16. Defendants aver that no response is required to Paragraph 16 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants admit that Mellon Bank, N.A. entered into an agreement with certain entities associated with The Hartford on or about December 22, 2007, and refer to that agreement for the complete and accurate terms thereof. Defendants admit the second sentence of Paragraph 16. Defendants deny the remaining allegations of Paragraph 16.

17. Defendants aver that no response is required to Paragraph 17 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 17.

18. Defendants aver that no response is required to Paragraph 18 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants admit a meeting on or about January 15, 2008. Defendants deny the remaining allegations of Paragraph 18.

19. Defendants aver that no response is required to Paragraph 19 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 19.

20. Defendants aver that no response is required to Paragraph 20 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph

20.

21. Defendants admit that The Bank of New York Mellon entered into an amendment to the Third Party Securities Lending Authorization Agreement effective on or about September 1, 2008. Defendants deny the remaining allegations of Paragraph 21.

22. Defendants admit Sigma Finance Corporation entered receivership on or before October 6, 2008. Defendants admit that in late September and early October 2008, certain counterparties purported to exercise rights pursuant to repurchase agreements with Sigma Finance Corporation, and refer to those agreements for the complete and accurate terms thereof. Defendants deny the remaining allegations of Paragraph 22.

23. Defendants admit that The Bank of New York Mellon entered into an amendment to the Third Party Securities Lending Authorization Agreement effective on or about September 1, 2008, and refer to that amendment for its terms. Defendants deny the remaining allegations of Paragraph 23.

24. Defendants deny the allegations of Paragraph 24.

25. Defendants deny the allegations of Paragraph 25.

26. Defendants deny the allegations of Paragraph 26.

27. Defendants deny the allegations of Paragraph 27.

28. Defendants lack sufficient knowledge or information sufficient to form a belief about the truth of the allegations of the first four sentences of Paragraph 28. Defendants admit that The Bank of New York Mellon is successor to Mellon Bank, N.A. with respect to the Third Party Securities Lending Authorization Agreement with Pacific Select Fund. Defendants deny the remaining allegations of Paragraph 28.

29. Defendants lack sufficient knowledge or information sufficient to form a belief about the truth of the allegations in Paragraph 29.

30. Defendants lack sufficient knowledge or information sufficient to form a belief about the truth of the allegations in Paragraph 30.

31. Defendants lack sufficient knowledge or information sufficient to form a belief about the truth of the allegations in Paragraph 31.

32. Defendants lack sufficient knowledge or information sufficient to form a belief about the truth of the allegations in Paragraph 32.

33. Defendants lack sufficient knowledge or information sufficient to form a belief about the truth of the allegations in Paragraph 33.

34. Defendants lack sufficient knowledge or information sufficient to form a belief about the truth of the allegations in Paragraph 34.

35. Defendants aver that no response is necessary to the allegations in Paragraph 35. To the extent a response is required, Defendants admit that the Complaint's references to Plaintiff or PSF shall be interpreted as referencing collectively the Board of Trustees of Pacific Select Fund and Pacific Select Fund, and deny any remaining allegation of Paragraph 35.

36. Defendants admit the first sentence of Paragraph 36. Defendants admit that The Bank of New York Mellon is the successor to Mellon Bank, N.A. with respect to the Third Party Securities Lending Authorization Agreement with Pacific Select Fund. Defendants deny the remaining allegations of Paragraph 36.

37. Defendants deny the first sentence of Paragraph 37. Defendants admit the remaining allegations of Paragraph 37.

38. Defendants admit that The Bank of New York Mellon executed an amendment to the Third Party Securities Lending Authorization Agreement with Pacific Select Fund, and denies the remaining allegations of the third sentence of Paragraph 38. Defendants admit the remaining allegations of Paragraph 38.

39. Defendants aver that no response is necessary to the allegations in Paragraph 39. To the extent a response is required, Defendants admit that the

Complaint's references to Defendants shall be interpreted as referencing collectively BNY Mellon Bank, N.A. and The Bank of New York Mellon (including as successor to Mellon Bank, N.A.). Defendants deny any remaining allegation of Paragraph 39.

40. Defendants admit the allegations of Paragraph 40.

41. Defendants admit that the Court has personal jurisdiction over The Bank of New York Mellon and BNY Mellon, N.A. in this action. Defendants deny the remaining allegations in Paragraph 41.

42. Defendants admit that venue is proper in this District. Defendants deny the remaining allegations in Paragraph 42.

43. Defendants admit that Mellon Bank, N.A. and The Bank of New York Mellon facilitated the loan of securities owned by Pacific Select Fund to third-party borrowers in return for cash collateral pursuant to the terms of the Third Party Securities Lending Authorization Agreement, and refer to that agreement for the terms thereof. Defendants deny the remaining allegations of Paragraph 43.

44. Defendants admit that the Third Party Securities Lending Authorization Agreement included Investment Guidelines. Defendants admit that, pursuant to the Third Party Securities Lending Authorization Agreement, cash collateral held for Pacific Select Fund was placed in the Mellon GSL DBT II Collateral Fund. Defendants deny the remaining allegations of Paragraph 44.

45. Defendants admits that, pursuant to the Third Party Securities Lending Authorization Agreement, Mellon Bank, N.A. and The Bank of New York Mellon received compensation under certain conditions, and refer to the agreement for its complete and accurate content.

46. Defendants deny the allegations of Paragraph 46.

47. Defendants admit that the Third Party Securities Lending Authorization

Agreement included Investment Guidelines, and refer to the agreement for the complete content thereof. Defendants deny the remaining allegations of Paragraph 47.

48. Defendants admit that the Third Party Securities Lending Authorization Agreement included Investment Guidelines, and refer to the agreement for its complete and accurate content. Defendants deny the remaining allegations of Paragraph 48.

49. Defendants admit that the Third Party Securities Lending Authorization Agreement established the applicable duty of care, and refer to the agreement for its complete and accurate terms. Defendants deny the remaining allegations of Paragraph 49.

50. Defendants deny the allegations of Paragraph 50.

51. Defendants admit that the Third Party Securities Lending Authorization Agreement established the applicable duty of care, and refer to the agreement for its complete and accurate content. Defendants deny the remaining allegations of Paragraph 51.

52. Defendants admit that since January 2007 Mellon Bank, N.A. and The Bank of New York Mellon have invested a substantial amount of Pacific Select Fund's assets, and aver that the precise figure varied over time. Defendants deny the remaining allegations of Paragraph 52.

53. Defendants admit the allegations of Paragraph 53.

54. Defendants admit that cash collateral held in the Mellon GSL DBT II Collateral Fund was used to purchase medium-term notes issued by Sigma Finance, Inc. Defendants deny the remaining allegations of Paragraph 54.

55. Defendants admit that Sigma Finance, Inc. is or was a Delaware corporation and that Sigma Finance Corporation is or was organized under the laws of the Cayman Islands. Defendants deny the remaining allegations of

Paragraph 55.

56. Defendants admit that Sigma Finance Corporation is or was a SIV managed by the British firm Gordian Knot Limited. The remaining allegations of Paragraph 56 are too vague and generalized, and Defendants deny them on that basis.

57. Defendants admit that the medium-term notes issued by Sigma Finance, Inc. were secured by a "first priority floating lien," and refers to the governing note documents for their complete and accurate terms. The allegations of footnote 1 are too vague and generalized, and Defendants deny them on that basis. Defendants deny the remaining allegations of Paragraph 57.

58. Defendants admit that during the summer of 2007, Sigma Finance Corporation was the largest SIVs by some measures. Defendants deny the remaining allegations of Paragraph 58.

59. Defendants admit that, after the investments in Sigma medium-term notes were made, some analysts began raising concerns regarding some SIVs. Defendants deny the remaining allegations of Paragraph 59.

60. Defendants admit that two hedge funds affiliated with Bear Stearns & Co. failed on or about August 2007. Defendants deny the remaining allegations in Paragraph 60.

61. Defendants deny the allegations of Paragraph 61.

62. Defendants deny the allegations of Paragraph 62.

63. Defendants deny the allegations of Paragraph 63.

64. Defendants admit that Sigma Finance Corporation used repurchase transactions for financing during certain time periods, and refer to the pertinent transaction documents for the terms thereof. Defendants deny the remaining allegations of Paragraph 64.

65. Defendants deny the allegations of Paragraph 65 and refer to the cited

publications for their complete contents.

66. Defendants admit that some analysts raised concerns regarding Sigma Finance Corporation's liquidity on or after December 2007. Defendants deny the remaining allegations of Paragraph 66.

67. Defendants aver that no response is required to Paragraph 67 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 67.

68. Defendants aver that no response is required to Paragraph 68 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants admit a meeting on or about December 18, 2007. Defendants deny the remaining allegations of Paragraph 68.

69. Defendants aver that no response is required to Paragraph 69 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 69.

70. Defendants aver that no response is required to Paragraph 70 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 70.

71. Defendants aver that no response is required to Paragraph 71 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 71.

72. Defendants aver that no response is required to Paragraph 72 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants admit that The Bank of New York

Mellon entered into an agreement with entities associated with The Hartford on our about December 22, 2007, and refer to that agreement for its terms. Defendants deny the remaining allegations of Paragraph 72.

73. Defendants deny the allegations of Paragraph 73.

74. Defendants aver that no response is required to Paragraph 74 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants admit a meeting on or about January 15, 2008. Defendants deny the remaining allegations of Paragraph 74.

75. Defendants deny the allegations of Paragraph 75.

76. Defendants deny the allegations of Paragraph 76.

77. Defendants deny the allegations of Paragraph 77.

78. Defendants deny the allegations of Paragraph 78.

79. Defendants admit that there were sales of Sigma medium-term notes other than by Sigma Finance, Inc. or Sigma Finance Corporation at various times. Defendants deny that there was an active secondary market for the sale of Sigma medium-term notes at all times. Defendants deny the remaining allegations of Paragraph 79.

80. Defendants deny the allegations of Paragraph 80.

81. Defendants deny the allegations of Paragraph 81.

82. Defendants deny the allegations of Paragraph 82, and refer to the cited publication for its complete and accurate contents.

83. Defendants deny the allegations of Paragraph 83, and refer to the cited publication for its complete and accurate contents.

84. Defendants deny the allegations of Paragraph 84, and refer to the cited publication for its complete and accurate contents.

85. Defendants deny the allegations of Paragraph 85, and refer to the cited publications for their complete and accurate contents.

86. Defendants deny the allegations of Paragraph 86.

87. Defendants admit that Moody's downgraded Sigma's medium-term notes to A2 on or about April 4, 2008, and S&P downgraded Sigma's medium-term notes to AA- on or about April 7, 2008. Defendants deny the remaining allegations of Paragraph 87.

88. Defendants deny the allegations of Paragraph 88, and refer to the cited publication for its complete and accurate contents.

89. Defendants deny the allegations of Paragraph 89, and refer to the DBT II Global Securities Lending Holdings Report as of May 6, 2008, for its complete and accurate contents.

90. Defendants deny the allegations of Paragraph 90, and refer to the cited publication for its complete and accurate contents.

91. Defendants deny the allegations of Paragraph 91.

92. Defendants deny the allegations of Paragraph 92, and refer to the cited publication for its complete and accurate contents.

93. Defendants deny the allegations of Paragraph 93.

94. Defendants deny the allegations of Paragraph 94.

95. Defendants deny the allegations of Paragraph 95.

96. Defendants admit that The Bank of New York Mellon entered into an amendment to the Third Party Securities Lending Authorization Agreement effective on or about September 1, 2008, and refer to the amendment for its full and complete content. Defendants deny the remaining allegations of Paragraph 96.

97. Defendants admit that The Bank of New York Mellon entered into an amendment to the Third Party Securities Lending Authorization Agreement effective on or about September 1, 2008. Defendants admit that the quoted language in Paragraph 97 appears in the referenced amendment, and otherwise

refers to the referenced amendment for its full and complete content. Defendants deny the remaining allegations of Paragraph 97.

98. Defendants admit a teleconference on or about October 16, 2008. Defendants deny the remaining allegations of Paragraph 98.

99. Defendants deny the allegations of Paragraph 99.

100. Defendants admit that Sigma Finance Corporation was placed in receivership in October 2008. Defendants deny the remaining allegations of Paragraph 100.

101. Defendants admit that, on or about September 29, 2008, JP Morgan provided a notice of default to Sigma Finance Corporation pursuant to repurchase agreements and terminated those agreements. Defendants deny the remaining allegations of Paragraph 101.

102. Defendants admit that HSBC Holdings PLC and Royal Bank of Scotland Group PLC terminated repurchase agreements with Sigma on or after September 28, 2008. Defendants deny the remaining allegations of Paragraph 102.

103. Defendants admit that, purporting to act pursuant to repurchase agreements with Sigma Finance Corporation, lenders seized securities as collateral. Defendants deny the remaining allegations of Paragraph 103.

104. Defendants admit that Moody's and Standard & Poors downgraded Sigma medium-term notes on September 30, 2008, and refers to the statements made by Moody's and Standard & Poors for their complete and accurate contents. Defendants deny the remaining allegations of Paragraph 104.

105. Defendants deny the allegations of Paragraph 105.

106. Defendants admit that Sigma Finance Corporation announced on or about October 1, 2008 that it had or would cease trading, and expected to appoint a receiver.

107. Defendants admit that on or about October 1, 2008, Pacific Select Fund was notified of Sigma Finance Corporation's default and that Sigma medium-term notes would be transferred into a newly-created Mellon GSL Reinvestment Trust II. Defendants deny the remaining allegations of Paragraph 107.

108. Defendants admit that, on or about October 6, 2008, Sigma Finance Corporation was in receivership and three receivers were appointed. Defendants deny the remaining allegations of Paragraph 108.

109. Defendants admit that on September 30, 2008, Mellon GSL DBT II Collateral Fund held approximately $381.3 million of principal of Sigma medium-term notes. Defendants admit that thereafter the Mellon GSL DBT II Collateral Fund calculated a realized loss of $324.1 million. Defendants deny the remaining allegations of Paragraph 109.

110. Defendants admit that on or about December 2, 2008, the receivers of Sigma Finance Corporation held an auction of certain assets of Sigma Finance Corporation and reportedly sold those assets for approximately $306 million, and refers to the receiver's statements for their complete and accurate contents. Defendants deny the remaining allegations of Paragraph 110.

111. Defendants admit the first sentence of Paragraph 111. Defendants deny the remaining allegations of Paragraph 111.

112. Defendants admit that the Mellon GSL DBT II Collateral Fund calculated a realized loss of $324.1 million as listed in its December 31, 2008 statement, and refer to that statement for its complete and accurate contents. Defendants deny the remaining allegations of Paragraph 112.

113. Defendants deny the allegations of Paragraph 113.

114. Defendants aver that no response is required to Paragraph 114 because it relates solely to claims dismissed by the Court's order of September 21, 2010.

To the extent a response is required, Defendants deny the allegations of Paragraph 114.

115. Defendants deny the allegations of Paragraph 115.

116. In response to Paragraph 116, Defendants incorporate by reference their responses as set forth above.

117. Defendants aver that no response is required to Paragraph 117 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants admit a meeting on or about December 18, 2007. Defendants deny the remaining allegations of Paragraph 117.

118. Defendants aver that no response is required to Paragraph 118 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 118.

119. Defendants aver that no response is required to Paragraph 119 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants admit that The Bank of New York Mellon entered into an agreement with entities associated with The Hartford on or about December 22, 2007, and refer to that agreement for its complete and accurate content. Defendants deny the remaining allegations of Paragraph 119.

120. Defendants aver that no response is required to Paragraph 120 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants admit that the referenced Hartford investment represented approximately $2.6 billion, or 9% of the total outstanding units, at December 31, 2007. Defendants deny the remaining allegations of Paragraph 120.

121. Defendants aver that no response is required to Paragraph 121 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 121.

122. Defendants aver that no response is required to Paragraph 122 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 122.

123. Defendants aver that no response is required to Paragraph 123 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 123.

124. Defendants aver that no response is required to Paragraph 124 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 124.

125. Defendants aver that no response is required to Paragraph 125 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 125.

126. Defendants aver that no response is required to Paragraph 126 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 126.

127. Defendants aver that no response is required to Paragraph 127 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of

Paragraph 127.

128. Defendants aver that no response is required to Paragraph 128 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 128.

129. In response to Paragraph 129, Defendants incorporate by reference their responses as set forth above.

130. Defendants aver that no response is required to Paragraph 130 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants admit a meeting on or about December 18, 2007. Defendants deny the remaining allegations of Paragraph 130.

131. Defendants aver that no response is required to Paragraph 131 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 131.

132. Defendants aver that no response is required to Paragraph 132 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants admit that The Bank of New York Mellon entered into an agreement with entities associated with The Hartford on or about December 22, 2007, and refer to that agreement for its complete and accurate content. Defendants deny the remaining allegations of Paragraph 132.

133. Defendants aver that no response is required to Paragraph 133 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants admit that the referenced Hartford investment represented approximately $2.6 billion, or 9% of

1 the total outstanding units, at December 31, 2007. Defendants deny the
2 remaining allegations of Paragraph 133.
3 134. Defendants aver that no response is required to Paragraph 134
4 because it relates solely to claims dismissed by the Court's order of September
5 21, 2010. To the extent a response is required, Defendants deny the allegations of
6 Paragraph 134.
7 135. Defendants aver that no response is required to Paragraph 135
8 because it relates solely to claims dismissed by the Court's order of September
9 21, 2010. To the extent a response is required, Defendants deny the allegations of
10 Paragraph 135.
11 136. Defendants aver that no response is required to Paragraph 136
12 because it relates solely to claims dismissed by the Court's order of September
13 21, 2010. To the extent a response is required, Defendants deny the allegations of
14 Paragraph 136.
15 137. Defendants aver that no response is required to Paragraph 137
16 because it relates solely to claims dismissed by the Court's order of September
17 21, 2010. To the extent a response is required, Defendants deny the allegations of
18 Paragraph 137.
19 138. Defendants aver that no response is required to Paragraph 138
20 because it relates solely to claims dismissed by the Court's order of September
21 21, 2010. To the extent a response is required, Defendants deny the allegations of
22 Paragraph 138.
23 139. Defendants aver that no response is required to Paragraph 139
24 because it relates solely to claims dismissed by the Court's order of September
25 21, 2010. To the extent a response is required, Defendants deny the allegations of
26 Paragraph 139.
27 140. Defendants aver that no response is required to Paragraph 140
28

BOIES, SCHILLER & FLEXNER LLP
OAKLAND, CALIFORNIA

because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 140.

141. Defendants aver that no response is required to Paragraph 141 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 141.

142. In response to Paragraph 142, Defendants incorporate by reference its responses as set forth above.

143. Defendants admit that Mellon Bank, N.A. entered into a valid Third Party Securities Lending Authorization Agreement with Pacific Select Fund on or about January 1, 2007, and that The Bank of New York Mellon is successor to Mellon Bank, N.A. with respect to that agreement. Defendants admit that Mellon Bank, N.A. and The Bank of New York Mellon acted as Pacific Select Fund's lending agent and as the investment manager for the Mellon GSL DBT II Collateral Fund at certain times relevant to the allegations in this action. Defendants deny the remaining allegations of Paragraph 143.

144. Defendants deny the allegations of Paragraph 144.

145. Defendants admit that the quoted language in Paragraph 145 appears in the referenced agreement and refers to the referenced agreement for its complete and accurate contents.

146. Defendants admit that the quoted language in Paragraph 146 appears in the referenced agreement and refers to the referenced agreement for its complete and accurate contents. Defendants deny the remaining allegations of Paragraph 146.

147. Defendants admit that the referenced language in Paragraph 147 appears in the referenced agreement and refers to the referenced agreement for its

1 complete and accurate contents. Defendants deny the remaining allegations of
2 Paragraph 147.
3 148. Defendants deny the allegations of Paragraph 148.
4 149. Defendants deny the allegations of Paragraph 149.
5 150. Defendants deny the allegations of Paragraph 150.
6 151. In response to Paragraph 151, Defendants incorporate by reference
7 their responses as set forth above.
8 152. Defendants admit that The Bank of New York Mellon entered into an
9 amendment to the Third Party Securities Lending Authorization Agreement
10 effective on or about September 1, 2008 and refers to the referenced amendment
11 for its complete and accurate contents. Defendants deny the remaining
12 allegations of Paragraph 152.
13 153. Defendants admit that The Bank of New York Mellon entered into an
14 amendment to the Third Party Securities Lending Authorization Agreement
15 effective on or about September 1, 2008 and refers to the referenced amendment
16 for its complete and accurate contents. Defendants deny the remaining
17 allegations of Paragraph 153.
18 154. Defendants admit a teleconference on or about October 16, 2008.
19 Defendants deny the remaining allegations of Paragraph 154.
20 155. Defendants deny the allegations of Paragraph 155.
21 156. Defendants deny the allegations of Paragraph 156 and refer to the
22 referenced financial statements for their full and accurate contents.
23 157. Defendants deny the allegations of Paragraph 157.
24 158. Defendants deny the allegations of Paragraph 158.
25 159. Defendants deny the allegations of Paragraph 159.
26 160. Defendants deny the allegations of Paragraph 160.
27 161. Defendants deny the allegations of Paragraph 161.
28

162. In response to Paragraph 162, Defendants incorporate by reference their responses as set forth above.

163. Defendants deny the allegations of Paragraph 163.

164. Defendants deny the allegations of Paragraph 164.

165. Defendants deny the allegations of Paragraph 165.

166. Defendants deny the allegations of Paragraph 166.

167. Defendants admit that the Mellon GSL DBT II Collateral Fund calculated a realized loss of $324.1 million as listed in its December 31, 2008 statement, and refer to that statement for its complete and accurate contents. Defendants deny the remaining allegations of Paragraph 167.

168. Defendants deny allegations of Paragraph 168.

169. Defendants deny the allegations of Paragraph 169.

170. Defendants deny the allegations of Paragraph 170.

171. Defendants deny the allegations of Paragraph 171.

172. In response to Paragraph 172, Defendants incorporate by reference their responses as set forth above.

173. Defendants deny the allegations of Paragraph 173.

174. Defendants deny the allegations of Paragraph 174.

175. Defendants deny the allegations of Paragraph 175.

176. Defendants deny the allegations of Paragraph 176.

177. Defendants deny the allegations of Paragraph 177.

178. In response to Paragraph 178, Defendants incorporate by reference their responses as set forth above.

179. Defendants aver that no response is required to Paragraph 179 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 179.

180. Defendants aver that no response is required to Paragraph 180 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 180.

181. Defendants aver that no response is required to Paragraph 181 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 181.

182. Defendants aver that no response is required to Paragraph 182 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 182.

183. Defendants aver that no response is required to Paragraph 183 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 183.

184. Defendants aver that no response is required to Paragraph 184 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 184.

185. In response to Paragraph 185, Defendants incorporate by reference their responses as set forth above.

186. Defendants deny the allegations of Paragraph 186.

187. Defendants deny the allegations of Paragraph 187.

188. Defendants deny the allegations of Paragraph 188.

189. In response to Paragraph 189, Defendants incorporate by reference its responses as set forth above.

1 190. Defendants aver that no response is required to Paragraph 190 because
2 it relates solely to claims dismissed by the Court's order of September 21, 2010.
3 To the extent a response is required, Defendants admit a meeting on or about
4 November 30, 2006. Defendants deny the remaining allegations of Paragraph
5 190.
6 191. Defendants aver that no response is required to Paragraph 191 because
7 it relates solely to claims dismissed by the Court's order of September 21, 2010.
8 To the extent a response is required, Defendants deny the allegations of Paragraph
9 191.
10 192. Defendants aver that no response is required to Paragraph 192 because
11 it relates solely to claims dismissed by the Court's order of September 21, 2010.
12 To the extent a response is required, Defendants deny the allegations of Paragraph
13 192.
14 193. Defendants aver that no response is required to Paragraph 193 because
15 it relates solely to claims dismissed by the Court's order of September 21, 2010.
16 To the extent a response is required, Defendants deny the allegations of Paragraph
17 193.
18 194. Defendants aver that no response is required to Paragraph 194 because
19 it relates solely to claims dismissed by the Court's order of September 21, 2010.
20 To the extent a response is required, Defendants deny the allegations of Paragraph
21 194.
22 195. Defendants aver that no response is required to Paragraph 195 because
23 it relates solely to claims dismissed by the Court's order of September 21, 2010.
24 To the extent a response is required, Defendants deny the allegations of Paragraph
25 195.
26 196. Defendants aver that no response is required to Paragraph 196 because
27 it relates solely to claims dismissed by the Court's order of September 21, 2010.
28

To the extent a response is required, Defendants deny the allegations of Paragraph 196.

197. Defendants aver that no response is required to Paragraph 197 because it relates solely to claims dismissed by the Court's order of September 21, 2010. To the extent a response is required, Defendants deny the allegations of Paragraph 197.

198. In response to Paragraph 198, Defendants incorporate by reference their responses as set forth above.

199. Defendants deny the allegations of Paragraph 199.

200. Defendants deny the allegations of Paragraph 200.

201. Defendants deny the allegations of Paragraph 201.

202. Defendants deny the allegations of Paragraph 202.

203. Defendants deny that Plaintiff is entitled to judgment.

204-228. Defendants deny that Plaintiff is entitled to the relief it seeks in Paragraphs 204 to 228.

AFFIRMATIVE DEFENSES

For further and separate defenses to the causes of action brought by Plaintiff, and without admitting that it has the burden of proof on any fact, issue, element of a cause of action, or any of these matters, or that anything stated herein is intended or shall be construed as an acknowledgement that any particular issue or subject matter is relevant to Plaintiff's allegations, Defendants allege as follows. Defendants reserve the right to amend these defenses to assert additional defenses to the full extent permitted by the Federal Rules of Civil Procedure.

First Defense

Plaintiff's allegations fail to state claims for which relief can be granted.

Second Defense

Plaintiff's claims are not ripe.

Third Defense

Plaintiff lacks capacity to assert its claims.

Fourth Defense

Plaintiff's claims are barred, in whole or in part, because Defendants acted in accordance with all applicable laws.

Fifth Defense

Plaintiff's claims are barred, in whole or in part, because Defendants acted in accordance and consistent with the terms of the asserted agreements.

Sixth Defense

Plaintiff's claims are barred, in whole or in part, because Plaintiff agreed in the Securities Lending Agreements that "Client acknowledges and agrees that any losses of principal from investing and reinvesting cash Collateral (collectively, 'Principal Losses') shall be at the risk and for the account of the Effected Portfolio".

Seventh Defense

Plaintiff's tort claims are barred, in whole or in part, because those claims are based on alleged conduct expressly governed by a contractual relationship.

Eighth Defense

Plaintiff's claims are barred, in whole or in part, because there was no fiduciary relationship between Defendants and Plaintiff.

Ninth Defense

Plaintiff's claims are barred, in whole or in part, because Defendants acted without negligence in all respects relevant to Plaintiff's involvement with the securities lending program.

Tenth Defense

Plaintiff's claims are barred, in whole or in part, because to the extent that Defendants exercised discretion regarding the investments in Sigma medium-term notes, Defendants acted properly and within the scope of that discretion.

Eleventh Defense

Plaintiff's claims are barred, in whole or in part, because they are based on the performance of a single investment of cash collateral rather than the totality of investments made pursuant to the Third Party Securities Lending Authorization Agreement.

Twelfth Defense

Plaintiff's claims are barred, in whole or in part, because the investments in Sigma medium-term notes were known or knowable to Plaintiff.

Thirteenth Defense

Plaintiff's claims are barred, in whole or in part, because of the doctrine of assumption of the risk.

Fourteenth Defense

Plaintiff's claims are barred, in whole or in part, for failure to mitigate damages.

Fifteenth Defense

Plaintiff's claims are barred, in whole or in part, by the doctrine of contributory negligence.

Sixteenth Defense

Plaintiff's claims are barred, in whole or in part, because Defendants' challenged actions and decisions were prudent as a matter of law and fact.

Seventeenth Defense

Plaintiff's claims are barred, in whole or in part, because Defendants' challenged actions and decisions were in the exclusive interest of Plaintiff.

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2 Dated: November 23, 2010

BOIES, SCHILLER & FLEXNER LLP

3 _/s/ Kieran Ringgenberg__
4 Kieran Ringgenberg (CSB # 208600)
5 1999 Harrison St., Suite 900
Oakland, CA 94612
6 Telephone: (510) 874-1000
Facsimile: (510) 874-1460
7 Email: kringgenberg@bsfllp.com
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BOIES, SCHILLER & FLEXNER LLP
OAKLAND, CALIFORNIA

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BOIES, SCHILLER & FLEXNER LLP
OAKLAND, CALIFORNIA

CERTIFICATE OF SERVICE

I, Kieran Ringgenberg, hereby certify that this document, filed through the ECF system, will be sent electronically to the registered participants as identified on the Notice of Electronic Filing (NEF) and paper copies will be sent to those indicated as non-registered participants on November 23, 2010.

/s/ Kieran Ringgenberg
Kieran Ringgenberg